Exhibit 99.8

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Yves Breau

I, Yves Breau, P.Eng., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Metallurgy & Engineering with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of University of Laval, Québec City in 1997 with a B.Sc. in Materials and Metallurgy Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100194755). I have worked as an engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	My work experience has included multiple operations roles from metallurgist to process manager and multiple mining company corporate roles from manager to Vice-President.

•	In my roles in operations and corporate, I have completed many studies related to gold mineral processing.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on July 24 to 25, 2024.

6)	I am responsible for Sections 13, 17, the portion of Section 18 that covers backfill plant, the portion of Section 21 that covers processing operating costs, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Yves Breau

Yves Breau, P.Eng.